Exhibit 99.1

Marvell and Cavium to Combine Creating an Infrastructure Solutions Powerhouse

- Complementary portfolios and scale enable world-class end-to-end solutions

- Diversifies revenue base and end markets; increases SAM to $16 billion+

- Combined R&D innovation engine and IP portfolio accelerates product leadership

- Creates best-in-class financial model

Santa Clara, and San Jose Calif. (November 20, 2017) - Marvell Technology Group Ltd. (NASDAQ: MRVL) and Cavium, Inc. (NASDAQ: CAVM) today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire all outstanding shares of Cavium common stock in exchange for consideration of $40.00 per share in cash and 2.1757 Marvell common shares for each Cavium share. Upon completion of the transaction, Marvell will become a leader in infrastructure solutions with approximately $3.4 billion1 in annual revenue.

The transaction combines Marvell’s portfolio of leading HDD and SSD storage controllers, networking solutions and high-performance wireless connectivity products with Cavium’s portfolio of leading multi-core processing, networking communications, storage connectivity and security solutions. The combined product portfolios provide the scale and breadth to deliver comprehensive end-to-end solutions for customers across the cloud data center, enterprise and service provider markets, and expands Marvell’s serviceable addressable market to more than $16 billion. This transaction also creates an R&D innovation engine to accelerate product development, positioning the company to meet today’s massive and growing demand for data storage, heterogeneous computing and high-speed connectivity.

“This is an exciting combination of two very complementary companies that together equal more than the sum of their parts,” said Marvell President and Chief Executive Officer, Matt Murphy. “This combination expands and diversifies our revenue base and end markets, and enables us to deliver a broader set of differentiated solutions to our customers. Syed Ali has built an outstanding company, and I’m excited that he is joining the Board. I’m equally excited that Cavium’s Co-founder Raghib Hussain and Vice President of IC Engineering Anil Jain will also join my senior leadership team. Together, we all will be able to deliver immediate and long-term value to our customers, employees and shareholders.”

[1]	Based on last quarter annualized revenues as of 7/29/2017 for Marvell and 9/30/2017 for Cavium.

“Individually, our businesses are exceptionally strong, but together, we will be one of the few companies in the world capable of delivering such a comprehensive set of end-to-end solutions to our combined customer base,” said Cavium Co-founder and Chief Executive Officer, Syed Ali. “Our potential is huge. We look forward to working closely with the Marvell team to ensure a smooth transition and to start unlocking the significant opportunities that our combination creates.”

The transaction is expected to generate at least $150 to $175 million of annual run-rate synergies within 18 months post close and to be significantly accretive to revenue growth, margins and non-GAAP EPS.

Transaction Structure and Terms

Under the terms of the definitive agreement, Marvell will pay Cavium shareholders $40.00 in cash and 2.1757 Marvell common shares for each share of Cavium common stock. The exchange ratio was based on a purchase price of $80 per share, using Marvell’s undisturbed price prior to November 3, when media reports of the transaction first surfaced. This represents a transaction value of approximately $6 billion. Cavium shareholders are expected to own approximately 25% of the combined company on a pro forma basis.

Marvell intends to fund the cash consideration with a combination of cash on hand from the combined companies and $1.75 billion in debt financing. Marvell has obtained commitments consisting of an $850 million bridge loan commitment and a $900 million committed term loan from Goldman Sachs Bank USA and Bank of America Merrill Lynch, in each case, subject to customary terms and conditions. The transaction is not subject to any financing condition.

The transaction is expected to close in mid-calendar 2018, subject to regulatory approval as well as other customary closing conditions, including the adoption by Cavium shareholders of the merger agreement and the approval by Marvell shareholders of the issuance of Marvell common shares in the transaction.

Management and Board of Directors

Matt Murphy will lead the combined company, and the leadership team will have strong representation from both companies, including Marvell’s current Chief Financial Officer Jean Hu, Cavium’s Co-founder and Chief Operating Officer Raghib Hussain and Cavium’s Vice President of IC Engineering Anil Jain. In addition, Cavium’s Co-founder and Chief Executive Officer, Syed Ali, will continue with the combined company as a strategic advisor and will join Marvell’s Board of Directors, along with two additional board members from Cavium’s Board of Directors, effective upon closing of the transaction.

Advisors

Goldman Sachs & Co. LLC served as the exclusive financial advisor to Marvell and Hogan Lovells US LLP served as legal advisor. Qatalyst Partners LP and J.P. Morgan Securities LLC served as financial advisors to Cavium and Skadden, Arps, Slate, Meagher & Flom LLP served as legal advisor.

Marvell Preliminary Third Fiscal Quarter Results

Based on preliminary financial information, Marvell expects revenue of $610 to $620 million and non-GAAP earnings per share to be between $0.32 and $0.34, above the mid-point of guidance provided on August 24, 2017. Further information regarding third fiscal quarter results will be released on November 28, 2017 at 1:45 p.m. Pacific Time.

Transaction Website

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com, which will be used by Marvell and Cavium to disclose information about the transaction and comply with Regulation FD.

Call/Webcast to Discuss Transaction

Interested parties may join a conference call Monday, November 20, 2017 at 5:00 a.m. Pacific Time to discuss the transaction by dialing 1 (866) 547-1509 in the U.S. or +1 (920) 663-6208 internationally, with the conference ID 6386325. A webcast of the call can be accessed by visiting Marvell’s investor relations website. A replay will be available until December 4, 2017 by dialing 1 (800) 585-8367, replay ID 6386325.

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, networking, and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial, and consumer markets. To learn more, visit: www.marvell.com.

About Cavium

Cavium, Inc., offers a broad portfolio of infrastructure solutions for compute, security, storage, switching, connectivity and baseband processing. Cavium’s highly integrated multi-core SoC products deliver software compatible solutions across low to high performance points enabling secure and intelligent functionality in Enterprise, Data Center and Service Provider Equipment. Cavium processors and solutions are supported by an extensive ecosystem of operating systems, tools, application stacks, hardware-reference designs and other products. Cavium is headquartered in San Jose, CA with design centers in California, Massachusetts, India, Israel, China and Taiwan. For more information, please visit: http://www.cavium.com.

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Marvell and a joint proxy statement of Cavium and Marvell referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at www.cavium.com or upon written request to 2315 North First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in Cavium’s proxy statement for its 2017 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 27, 2017. To the extent that holdings of Cavium’s securities have changed since the amounts printed in Cavium’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Cavium, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Cavium’s business and the price of its common stock and/or Marvell’s business and the price of its common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Cavium, the approval of the issuance of Marvell shares in the transaction by the shareholders of Marvell, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Marvell to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from Cavium’s ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Marvell or against Cavium related to the merger agreement or the transaction, (ix) the ability of Marvell to successfully integrate Cavium’s operations and product lines, (x) the ability of Marvell to implement its plans, forecasts, and other expectations with respect to Cavium’s business after the completion of the proposed merger and realize the anticipated synergies and cost savings in the time frame anticipated or at all, and identify and realize additional opportunities, and (xi) the risk of downturns in the highly cyclical semiconductor industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.

Marvell and the Marvell logo are registered trademarks of Marvell and/or its affiliates.

For further information, contact:

T. Peter Andrew

Vice President, Treasury and Investor Relations

(408) 222-0777

ir@marvell.com